BERRY PLASTICS CORPORATION

101 Oakley Street

Evansville, IN 47710

                                                                                                                        July 13,  2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention:         Terence O’Brien

                        Tracey Smith
                        Al Pavot

            RE:      Berry Plastics Corporation

Form 10-K for Fiscal Year Ended October 1, 2011

Filed December 19, 2011

File No. 33-75706-01

Dear Mr. O’Brien, Ms. Smith and Mr. Pavot:

Please find below the responses of Berry Plastics Corporation (“we,” “us,” “our” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) provided during a telephone conversation held June 28, 2012 regarding the Company’s Annual Report on Form 10-K for Fiscal Year Ended October 1, 2011 (the “Form 10-K”).  Our response below is set forth underneath the italicized comment reproduced from the call.

1.  The Staff has requested that we revise our proposed Guarantor and Non-Guarantor Financial Information footnote presentation to quantify changes to the condensed supplemental consolidated financial statements in a tabular format within your revised disclosure.

In response to the Staff’s request, we have provided the revised disclosure as set forth below:

14.  Guarantor and Non-Guarantor Financial Information

The Company has notes outstanding which are fully, jointly, severally, and unconditionally guaranteed by substantially all of Berry’s domestic subsidiaries.  Separate narrative information or financial statements of the guarantor subsidiaries have not been included because they are  wholly owned by the parent company and the guarantor subsidiaries unconditionally guarantee such debt on a joint and several basis.  Presented below is condensed consolidated financial information for the parent company, guarantor subsidiaries and non-guarantor subsidiaries.  Our guarantor financial information includes substantially all of our domestic operating subsidiaries and our non-guarantor subsidiaries include our foreign subsidiaries and BP Parallel, LLC, a domestic non-guarantor subsidiary that was established to repurchase debt obligations of the Company and Berry Plastics Group, Inc., the parent company of Berry Plastics Corporation.  These debt repurchases were all made in open-market transactions with third parties.

See footnotes three and eleven for additional discussion of these transactions.

The Company has revised its presentation for the Guarantor and Non-Guarantor Financial Information from what was initially filed in our Form 10-K on December 19, 2011.  The Company uses the equity method to account for its investment in its subsidiaries.  The revised presentation separates intercompany receivable balance that was previously included in our Parent Company – Investment in Subsidiary line item on the balance sheet.  The revised presentation also separates the intercompany payable from total equity.  There is no stated redemption date on these intercompany balances, so they are recorded as a current asset and a current liability in our balance sheet.  We have also revised the presentation of our statement of cash flows and reclassified the activity for our Parent Company from Operating Activities to Investing Activities and for our Guarantor and Non-Guarantor subsidiaries from Operating Activities to Investing and Financing Activities.  The principal elimination entries eliminate investments in subsidiaries, intercompany balances and repurchases of debt obligations of Berry Plastics Corporation by BP Parallel, LLC.

The below tables represent changes from our originally filed Condensed Supplemental Consolidated Financials:

	Condensed Supplemental Consolidated Balance Sheet
	As of Fiscal Year end 2011

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Intercompany receivable	4,016	-	-	(4,016)	-
Investment in Subsidiaries	(4,016)	-	-	4,016	-
Total Assets	$ -	$ -	$ -	$ -	$ -

Intercompany payable	-	3,956	60	(4,016)	-
Total equity	-	(3,956)	(60)	4,016	-
Total Liabilities & Equity	$ -	$ -	$ -	$ -	$ -
	Condensed Supplemental Consolidated Balance Sheet
	As of Fiscal Year end 2010

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Intercompany receivable	3,691	-	-	(3,691)	-
Investment in Subsidiaries	(3,691)	-	-	3,691	-
Total Assets	$ -	$ -	$ -	$ -	$ -

Intercompany payable	-	3,638	53	(3,691)	-
Total equity	-	(3,638)	(53)	3,691	-
Total Liabilities & Equity	$ -	$ -	$ -	$ -	$ -

	Condensed Supplemental Consolidated Statement of Cash Flows
	Fiscal 2011

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flow from Operating Activities	$ (166)	$ 186	$ (20)	$ -	$ -

Cash Flow from Investing					-
(Contributions) distributions to/from subsidiaries	(39)	-	-	39	-
Changes in intercompany balances	166	-	-	(166)	-
Investment in Berry Plastics debt securities	-	-	(39)	39	-
Net cash used in investing activities	127	-	(39)	(88)	-

Cash Flow from Financing
Repayment of long-term debt	39	-	-	(39)	-
Changes in intercompany balances	-	(186)	20	166	-
Contribution from Parent	-	-	39	(39)	-
Net cash provided by financing activities	39	(186)	59	88	-

	Condensed Supplemental Consolidated Statement of Cash Flows
	Fiscal 2010

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flow from Operating Activities	$ 71	$ (23)	$ (48)	$ -	$ -

Cash Flow from Investing					-
(Contributions) distributions to/from subsidiaries	(81)	-	-	81	-
Changes in intercompany balances	(71)	-	-	71	-
Investment in Berry Plastics debt securities	-	-	(56)	56	-
Net cash used in investing activities	(152)	-	(56)	208	-

Cash Flow from Financing
Repayment of long-term debt	56	-	-	(56)	-
Changes in intercompany balances	-	23	48	(71)	-
Contribution from Parent	-	-	81	(81)	-
Net cash provided by financing activities	56	23	129	(208)	-

	Condensed Supplemental Consolidated Statement of Cash Flows
	Fiscal 2009

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flow from Operating Activities	$ (199)	$ 184	$ 15	$ -	$ -

Cash Flow from Investing					-
(Contributions) distributions to/from subsidiaries	(190)	-	-	190	-
Changes in intercompany balances	(199)	-	-	(199)	-
Investment in Berry Plastics debt securities	-	-	(21)	21	-
Net cash used in investing activities	9	-	(21)	12	-

Cash Flow from Financing
Repayment of long-term debt	21	-	-	(21)	-
Changes in intercompany balances	-	(184)	(15)	199	-
Contribution from Parent	-	-	190	(190)	-
Net cash provided by financing activities	21	(184)	175	(12)	-

The tables below represent our Condensed Supplemental Consolidate Financials:

Condensed Supplemental Consolidated Statements of Operations

	Fiscal 2011
	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net sales	$ 695	$3,503	$363	—	$4,561
Cost of sales	626	2,937	315	—	3,878
Selling, general and administrative expenses	56	295	30	—	381
Restructuring and impairment charges, net	30	190	1	—	221
Other operating expenses	—	11	28	—	39
Operating income (loss)	(17)	70	(11)	—	42
Other income	62	(1)	—	—	61
Interest expense, net	49	249	(77)	—	221
Equity in net income of subsidiaries	85	—	—	(85)	—
Gain (loss) from continuing operations before income taxes	(213)	(178)	66	85	(240)
Income tax expense (benefit)	16	(29)	2	—	(11)
Net income (loss)	$(229)	$ (149)	$64	$85	$ (229)

	Condensed Supplemental Consolidated Statements of Operations
	Fiscal 2010
	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net sales	$ 758	$3,166	$333	—	$4,257
Cost of sales	709	2,666	292	—	3,667
Selling, general and administrative expenses	63	285	31	—	379
Restructuring and impairment charges, net	15	24	2	—	41
Other operating expenses	12	17	17	—	46
Operating income (loss)	(41)	174	(9)	—	124
Other income	(19)	—	—	—	(19)
Interest expense, net	54	229	(51)	—	232
Gain (loss) from continuing operations before income taxes	(76)	(55)	42		(89)
Income tax expense (benefit)	(8)	(17)	4	—	(21)
Net income (loss)	$(68)	$ (38)	$38	—	$ (68)

	Condensed Supplemental Consolidated Statements of Operations
	Fiscal 2009
	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net sales	$ 736	$2,252	$199	—	$3,187
Cost of sales	670	1,802	169	—	2,641
Selling, general and administrative expenses	75	230	20	—	325
Restructuring and impairment charges, net	4	—	7	—	11
Other operating expenses	5	15	4	—	24
Operating income (loss)	(18)	205	(1)	—	186
Other (income) expense	(37)	6	—	—	(31)
Interest expense, net	60	186	(1)	—	245
Equity in net income of subsidiaries	(21)	—	—	21	—
Gain (loss) from continuing operations before income taxes	(20)	13	—	(21)	(28)
Income tax expense (benefit)	2	(12)	4	—	(6)
Income (loss) from continuing operations	(22)	25	(4)	(21)	(22)
Discontinued operations, net of income taxes	4	—	—	—	4
Net income (loss)	$(26)	$ 25	$ (4)	(21)	$ (26)

Condensed Supplemental Consolidated Balance Sheet
As of fiscal year-end 2011
($ in millions)

	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$ 20	$ 5	$ 17	$ —	$ 42
Accounts receivable, net of allowance	80	411	52	—	543
Inventories	98	445	35	—	578
Prepaid expenses and other current	72	9	11	—	92
Intercompany receivable	4,016	—	—	(4,016)	—
Total current assets	4,286	870	115	(4,016)	1,255
Property, plant and equipment, net	129	1,048	73	—	1,250
Intangible assets, net	207	2,447	52	(2)	2,704
Investment in Subsidiaries	417	—	—	(417)	—
Other assets	—	7	511	(122)	396
Total Assets	$5,039	$4,372	$751	$(4,557)	$5,605
Liabilities and Equity
Current liabilities:
Accounts payable	$ 98	$ 231	$ 23	$ —	$ 352
Accrued and other current liabilities	147	126	13	(1)	285
Long-term debt—current portion	32	—	2	—	34
Intercompany payable	—	3,956	60	(4,016)	—
Total current liabilities	277	4,313	98	(4,017)	671
Long-term debt	4,688	—	3	(154)	4,537
Deferred tax liabilities	—	194	10	—	204
Other long term liabilities	68	114	5	—	187
Total long-term liabilities	4,756	308	18	(154)	4,928
Total Liabilities	5,033	4,621	116	(4,171)	5,599
Total Equity	6	(249)	635	(386)	6
Total Liabilities and Equity	$5,039	$4,372	$751	$(4,557)	$5,605

Condensed Supplemental Consolidated Balance Sheet
As of fiscal year-end 2010
($ in millions)

	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$ 132	$ 2	$ 14	$ —	$ 148
Accounts receivable, net of allowance	89	341	55	—	485
Inventories	116	430	37	—	583
Prepaid expenses and other current	68	15	16	—	99
Intercompany receivable	3,691	—	—	(3,691)	—
Total current assets	4,096	788	122	(3,691)	1,315
Property, plant and equipment, net	179	894	73	—	1,146
Intangible assets, net	224	2,595	55	(2)	2,872
Investment in Subsidiaries	429	—	—	(429)	—
Other assets	4	2	373	(82)	297
Total Assets	$4,932	$4,279	$623	$(4,204)	$5,630
Liabilities and Equity
Current liabilities:
Accounts payable	$ 118	$ 215	$ 29	$ —	$ 362
Accrued and other current liabilities	134	121	16	(1)	270
Long-term debt—current portion	12	17	—	—	29
Intercompany payable	—	3,638	53	(3,691)	—
Total current liabilities	264	3,991	98	(3,692)	661
Long-term debt	4,383	66	7	(111)	4,345
Deferred tax liabilities	—	213	10	—	223
Other long term liabilities	28	109	7	—	144
Total long-term liabilities	4,411	388	24	(111)	4,712
Total Liabilities	4,675	4,379	122	(3,803)	5,373
Total Equity	257	(100)	501	(401)	257
Total Liabilities and Equity	$4,932	$4,279	$623	$(4,204)	$5,630

Condensed Supplemental Consolidated Statements of Cash Flows

	Fiscal 2011
	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Cash Flow from Operating Activities	$15	$322	$(11)	$—	$326

Cash Flow from Investing Activities
Additions to property, plant, and equipment	(16)	(138)	(6)	—	(160)
Proceeds from disposal of assets	—	5	—	—	5
(Contributions) distributions to/from subsidiaries	(39)	—	—	39	—
Intercompany advances (redemptions)	166	—	—	(166)	—
Investment in Berry Plastics debt	—	—	(39)	39	—
Acquisition of business net of cash acquired	(368)	—	—	—	(368)
Net cash used in investing activities	(257)	(133)	(45)	(88)	(523) 3)

Cash Flow from Financing Activities
Proceeds from long-term debt	995	—	—	—	995
Equity contributions	(1)	—	—	—	(1)
Repayment of long-term debt	(841)	—	—	(39)	(880)
Changes in intercompany balances	—	(186)	20	166	—
Contribution from Parent	—	—	39	(39)	—
Deferred financing costs	(23)	—	—	—	(23)
Net cash provided by (used in) financing activities	130	(186)	59	88	91
Net increase in cash and cash equivalents	(112)	3	3	—	(106)
Cash and cash equivalents at beginning of period	132	2	14	—	148
Cash and cash equivalents at end of period	$20	$5	$17	$—	$42

	Condensed Supplemental Consolidated Statements of Cash Flows
	Fiscal 2010
	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Cash Flow from Operating Activities	$37	$100	$(25)	$—	$112

Cash Flow from Investing Activities
Additions to property, plant, and equipment	(61)	(150)	(12)	—	(223)
Proceeds from disposal of assets	—	29	—	—	29
Investment in Berry Group debt	—	—	(25)	—	(25)
(Contributions) distributions to/from subsidiaries	(81)	—	—	81	—
Intercompany advances (redemptions)	(71)	—	—	71	—
Investment in Berry Plastics debt	—	—	(56)	56	—
Acquisition of business net of cash acquired	(658)	—	—	—	(658)
Net cash used in investing activities	(871)	(121)	(93)	208	(877) 3)

Cash Flow from Financing Activities
Proceeds from long-term debt	1,097	—	—	—	1,097
Equity contributions	(3)	—	—	—	(3)
Repayment of long-term debt	(97)	—	—	(56)	(153)
Changes in intercompany balances	—	23	48	(71)	—
Contribution from Parent	—	—	81	(81)	—
Deferred financing costs	(38)	—	—	—	(38)
Net cash provided by (used in) financing activities	959	23	129	(208)	903
Net increase in cash and cash equivalents	125	2	11	—	138
Cash and cash equivalents at beginning of period	7	—	3	—	10
Cash and cash equivalents at end of period	$132	$2	$14	$—	$148

	Condensed Supplemental Consolidated Statements of Cash Flows
	Fiscal 2009
	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Cash Flow from Operating Activities	$89	$317	$8	$—	$414

Cash Flow from Investing Activities
Additions to property, plant, and equipment	(47)	(143)	(4)	—	(194)
Proceeds from disposal of assets	—	1	3	—	4
Investment in Berry Group	—	—	(169)	—	(169)
(Contributions) distributions to/from subsidiaries	(190)	—	—	190	—
Intercompany advances (redemptions)	199	—	—	(199)	—
Investment in Berry Plastics debt	—	—	(21)	21	—

Acquisition of business net of cash acquired	(5)	—	—	—	(5)
Net cash used in investing activities	(43)	(142)	(191)	—	(364)

Cash Flow from Financing Activities
Proceeds from long-term debt	—	—	4	—	4
Repayment of long-term debt	(211)	—	(1)	(21)	(233)
Changes intercompany balances	—	(184)	(15)	199	—
Contribution from Parent	—	—	190	(190)	—
Deferred financing costs	(1)	—	—	—	(1)
Net cash provided by (used in) financing activities	(212)	(184)	178	(12)	(230)
Net increase in cash and cash equivalents	(166)	(9)	(5)	—	(180)
Cash and cash equivalents at beginning of period	173	9	8	—	190
Cash and cash equivalents at end of period	$7	$—	$3	$—	$10

2.  Due to the amended disclosures in the Management's Discussion and Analysis of Financial Condition and Results of Operations section, the Company has considered management's assessment of disclosure controls and procedures discussed in Item 9A. of the Form 10-K.

We acknowledge the Staff's comment and respectfully advise the Staff that the Company has concluded its disclosures controls and procedures were not effective and will amend its Form 10-K to modify Item 9A to include the following:

Item 9A.    CONTROLS AND PROCEDURES

(a)     Evaluation of disclosure controls and procedures.

Under applicable SEC regulations, management of a reporting company, with the participation of the principal executive officer and principal financial officer, must periodically evaluate the company's “disclosure controls and procedures,” which are defined generally as controls and other procedures of a reporting company designed to ensure that information required to be disclosed by the reporting company in its periodic reports filed with the commission is recorded, processed, summarized, and reported on a timely basis.

Based on the evaluation, and our amended filings, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were not effective to ensure that information required to be disclosed was reported at the acceptable level of detail for the period covered by this report.  The following deficient disclosure was identified:

•         Critical Accounting Policy and Estimates: Goodwill and Other Indefinite Lived Intangible Assets.  We did not provide readers with sufficient information explaining the factors that led to the recognition of the goodwill impairment charge, along with the future implications to our business.

Plans to remediate material weakness in disclosure controls and procedures.

In addition to our historical disclosure controls and procedures, the Company will begin a more comprehensive review and approval procedure of disclosures related to our critical accounting policies and estimates to ensure the level of information we disclose provides readers with a sufficient level of detail to understand these policies and estimates.  We believe that these actions will remediate the material weakness in our disclosure controls and procedures.

*              *              *              *

Please contact me ((812) 306-2370) or Andrew J. Nussbaum ((212) 403-1269), special counsel to the Company, if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

__/s/ James M. Kratochvil________________

James M. Kratochvil
Chief Financial Officer
Berry Plastics Corporation

cc:           Jonathan D. Rich, Chief Executive Officer

                Jeffrey D. Thompson, Chief Legal Officer

                Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz